September 30, 2011

Mr. Michael Volley

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 10, 2011

Form 10-Q Filed August 5, 2011

File No. 333-27641

Dear Mr. Volley:

We are in receipt of the letter from Amit Pande of the Staff, dated September 7, 2011, wherein comments were provided in respect of the Form 10-K for the fiscal year ended December 31, 2010 filed by Bank of the Ozarks, Inc. (the “Company”) on March 10, 2011 and the Form 10-Q for the quarter ended June 30, 2011 filed on August 5, 2011, and we have prepared this response to the specific inquiries included in that letter. For the convenience of the Staff, our responses are numbered to correspond to the numbers used to designate the Staff’s comments in the comment letter, and we have restated each comment in its entirety with our response following immediately thereafter. In certain of our responses, we have agreed to revise the disclosure in future filings. However, any changes that we make in future filings should not be taken as an admission that our prior disclosures were in any way deficient or inaccurate.

December 31, 2010 Form 10-K

Note 1. Summary of Significant Accounting Policies – Allowance for Loan and Lease Losses, page 60

1.	Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to discuss how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Response: While we have reported our accounting policy for nonaccrual loans, which includes all impaired loans, we have not disclosed this policy specifically with respect to impaired loans. Accordingly, we will expand our disclosures in future filings to discuss our policy for recognizing interest income on impaired loans and to discuss how cash receipts are recorded. Specifically, we expect this expanded disclosure in our future filings to be substantially as follows:

“A loan or lease is placed on nonaccrual status when such loan or lease is (i) deemed impaired, (ii) considered a troubled or restructured debt, or (iii) 90 days or more past due or earlier when doubt exists as to the ultimate collection of payments. At the time a loan or lease is placed on nonaccrual status, interest previously accrued but uncollected is reversed and charged against interest income. Income on nonaccrual loans and leases, including impaired loans and leases, is recognized on a cash basis when and if actually collected.”

Mr. Michael Volley

September 30, 2011

June 30, 2011 Form 10-Q

Consolidated Balance Sheet, page 1

2.	We note that you present loans and other real estate owned covered by loss sharing agreements in a separate “covered asset” section on the balance sheet. Please revise future filings to include these loans, other real estate owned, and the FDIC receivable within their respective balance sheet classifications. For example, you may present a separate line item on the face of your balance sheet within your total loans titled “Loans – covered assets,” but this balance should be before the “Allowance for loan losses” and “Net loans” subtotal.

Response: We have previously reported assets acquired from FDIC-assisted acquisitions that are covered by loss share agreements, as well as the related receivable from the FDIC under the loss share agreements, as covered assets on our balance sheet. In response to the Staff’s comment, we propose to revise future filings by making revisions to our balance sheet, substantially as follows. Specifically, we will delete the caption of “Covered assets” and will add a caption for “Loans covered by FDIC loss share agreements” before the “Allowance for loan and lease losses” caption, and modify the caption reading “Loans and leases excluding covered loans” to “Loans and leases not covered by FDIC loss share agreements.” Additionally, we expect to edit the current caption of “Foreclosed and repossessed assets held for sale, net” to read as “Foreclosed and repossessed assets not covered by loss share agreements”. We also will add a caption for “Foreclosed and repossessed assets covered by loss share agreements.” Finally, we will include the current sub caption “Federal Deposit Insurance Corporation (FDIC) loss share receivable” as a separate caption on our balance sheet.

Mr. Michael Volley

September 30, 2011

Note 6. Allowance for Loan and Lease Losses, page 11

3.	We note that you exclude loans covered by FDIC loss share agreements in the disclosures required by ASU 2010-20. Please revise future filings to present these disclosures for your entire loan portfolio, including covered loans. Please consider whether the covered loan portfolio meets the definition of a portfolio segment or class of financing receivable.

Response: We have previously excluded loans covered by FDIC loss share agreements from the disclosures required by ASU 2010-20 because we had determined that many of these disclosures are not applicable for our covered loan portfolio, and we have stated that such covered loans were excluded. Specifically, we concluded that the tabular disclosures included on pages 12 and 13 of our June 30, 2011 Form 10-Q were not applicable for covered loans. As of June 30, 2011, no provision for loan and lease losses or allowance for loan and lease losses was specifically allocated to our covered loan portfolio. At such time that we have a provision for loan and lease losses or an allocation of our allowance for loan and lease losses related to our covered loan portfolio, we will provide tabular disclosures for such covered loans similar to the tables included on pages 12 and 13 of our June 30, 2011 Form 10-Q.

The tabular disclosures on page 14 of our June 30, 2011 Form 10-Q regarding credit quality indicators are not applicable. When we acquire covered loans in conjunction with our FDIC-assisted acquisitions, we do not assign any risk rating to our acquired covered loans. We instead establish our initial expectations for the performance of covered loans as a part of our fair value determination for those covered loans, subject to any revision during the 12 month period following acquisition as provided for under the provisions of ASC 805, “Business Combinations.” Once we have established our performance expectations and finalized our fair value determinations at the conclusion of this 12 month period, we consider this to be our “day 1 fair values” and our “day 1 performance expectations.” All covered loans are considered to be performing in accordance with our day 1 performance expectations unless future deterioration of performance occurs for a given loan. At June 30, 2011, all of our covered loans were performing in accordance with our day 1 performance expectations. In the future, to the extent that covered loans are not performing in accordance with our day 1 performance expectations, we will include tabular disclosures similar to those on page 14 of our June 30, 2011 Form 10-Q.

The tabular disclosures at the top and middle portions of page 15 of our June 30, 2011 Form 10-Q were also deemed by us to not be applicable given that we have no impaired covered loans or allowance allocated to our covered loans. If future circumstances result in impairment of covered loans or an allocation of our allowance for loan and lease losses to our covered loans, we will include tabular disclosures similar to the top two tables on page 15 of our June 30, 2011 Form 10-Q.

In light of the Staff’s comment, we will include the disclosures required by ASU 2010-20 in future filings with respect to the aging analysis of past due covered loans. Specifically, in future filings, we will add tabular disclosures of the covered loan portfolio similar to the tabular disclosures of our non-covered loan and lease portfolio beginning on the bottom of page 15 and continuing through the top half of page 16 of our June 30, 2011 Form 10-Q.

Mr. Michael Volley

September 30, 2011

Additionally, we have reviewed the requirements of ASU 2010-20 with respect to the determination of whether the covered loan portfolio meets the definition of a portfolio segment or class of financing receivable and have determined that the covered loan portfolio represents a portfolio segment since this is the level at which we develop and document our systematic methodology to determine whether any allowance is necessary. Accordingly, we have determined that the covered loan portfolio should be disclosed by portfolio segment, and future filings will reflect this determination. We also believe that further disaggregation of the covered loan portfolio by class of financing receivable will provide further information and insight to our covered loan portfolio regarding the composition of this portfolio by collateral type. As such, we expect to provide disclosures of our covered loan portfolio by class of financing receivable to separately break out the following loan categories: (i) residential 1-4 family, (ii) non-farm/non-residential real estate, (iii) construction/land development, (iv) agricultural real estate, (v) multifamily residential, (vi) commercial and industrial, (vii) consumer, (viii) agricultural (non-real estate), and (ix) other.

4.	Given the current mixed accounting model and the FDIC loss sharing mechanism, please revise future filings here or in MD&A to provide additional contextual information to help investors understand the various models employed, classifications made, and judgments reached by management. Discuss how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions. Also discuss how you classify these loans as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring. For example, discuss if these loans are considered impaired and on non-accrual status immediately after acquisition and the reasons for your determination.

Response: In response to the Staff’s comment, we will expand our disclosures to provide additional information related to purchased loans acquired in our FDIC-assisted acquisitions to further discuss the accounting model used for such acquired loans, how such loans impact our credit quality metrics and trends and how we classify such loans as non-accrual, impaired, greater than 90 days past due and accruing or as troubled debt restructurings. We expect the expanded disclosures will be contained within footnote 3 in the Notes to the Consolidated Financial Statements and within the Management’s Discussion and Analysis of Financial Condition and Results of Operations related to Covered Loans and will read substantially as follows:

“Purchased loans acquired in a business combination, including covered loans, are accounted for in accordance with ASC 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality,” and pursuant to the AICPA’s December 18, 2009 letter in which the AICPA summarized the SEC Staff’s view regarding the accounting in subsequent periods for discount accretion associated with non-credit impaired loans acquired in a business combination or asset purchase. Considering, among other factors, the general lack of adequate underwriting, proper documentation,

Mr. Michael Volley

September 30, 2011

appropriate loan structure and insufficient equity contributions for a large number of these acquired loans, and the uncertainty of the borrowers’ and/or guarantors’ ability or willingness to make contractually required (or any) principal and interest payments, management has determined that a significant portion of the purchased loans acquired in FDIC-assisted acquisitions have evidence of credit deterioration since origination. Accordingly, management has elected to apply the provisions of ASC 310-30 (formerly, SOP 03-3), as provided by the AICPA’s December 18, 2009 letter, to all purchased loans acquired in its FDIC-assisted acquisitions.

“At the time such purchased loans are acquired, management individually evaluates substantially all loans acquired in the transaction. This evaluation allows management to determine the estimated fair value of the purchased loans (not considering any FDIC loss sharing agreements) and includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated fair value of purchased loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received. To the extent that any purchased loan acquired in a FDIC-assisted acquisition is not specifically reviewed, management applies a loss estimate to that loan based on the average expected loss rates for the purchased loans that were individually reviewed in that purchased loan portfolio.

“As provided for under generally accepted accounting principles, management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities. Once management has finalized the fair value of acquired assets and assumed liabilities within this 12 month period, management considers such values to be its initial day 1 fair values (“Day 1 Fair Values”).

“In determining the Day 1 Fair Values of purchased loans, management calculates a non-accretable difference (the credit component of the purchased loans) and an accretable difference (the yield component of the purchased loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management’s determination of the Day 1 Fair Values. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

“The accretable difference on purchased loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of the expected cash flows, the Company used

Mr. Michael Volley

September 30, 2011

discount rates ranging from 6.0% to 9.5% depending on the risk characteristics of each individual loan. The weighted average period during which management expects to receive the estimated cash flows for its covered loan portfolio (not considering any payment under the FDIC loss share agreements) is 2.4 years.

“Management separately monitors the purchased loan portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in recording their Day 1 Fair Values. A loan is reviewed (i) any time it is renewed or extended, (ii) at any other time additional information becomes available to the Company that provides material additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows of each acquired portfolio. Management separately reviews, on an annual basis, the performance of a substantial portion of each acquired loan portfolio to make determinations of the constituent loans’ performance and to consider whether there has been any deterioration of performance since management’s initial expectations established in conjunction with the determination of the Day 1 Fair Values. To the extent that a loan is performing in accordance with management’s performance expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is not included in any of the credit quality ratios nor is it considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan will be included in the Company’s credit quality metrics and in the determination of the required level of allowance for loan and lease losses. To the extent that deterioration in the credit quality of the loan would result in some portion or all of such loan being included in the calculation of the allowance for loan and lease losses, there would be an increase of the FDIC loss share receivable balance for the portion of such additional loss expected to be collected from the FDIC. Currently, the expected losses on covered assets for each of the Company’s loss share agreements would result in expected recovery of approximately 80% of incurred losses. Any increase in the expected performance of a purchased loan would result in (i) a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income and (ii) a decrease in the FDIC loss share receivable balance for the applicable percentage of the portion of such loss no longer expected to be incurred by the Company.

“At June 30, 2011, management had not identified any purchased loan acquired in its FDIC-assisted acquisitions where the expected performance had deteriorated from management’s performance expectation established in conjunction with the determination of the Day 1 Fair Values. Accordingly, none of the Company’s covered loans acquired in the FDIC-assisted acquisitions were included in the calculation of the Company’s credit quality metrics or in its determination of the

Mr. Michael Volley

September 30, 2011

appropriate level of allowance for loan and lease losses. Because no covered loans are included in the Company’s calculation of its credit quality metrics or in its determination of the appropriate level of allowance for loan and lease losses, but may be included in future periods when and if appropriate, the Company’s credit quality ratios and its allowance for loan and lease loss ratios may not be comparable from period to period or with such ratios of other financial institutions, including institutions that have made FDIC-assisted acquisitions.”

5.	Please revise future filings to explicitly disclose by class of financing receivable the amount of impaired loans for which there is a related ALL and the amount of the ALL, and the amount of impaired loans for which there is no ALL. Refer to ASC 310-10-50-15(a)(3)(i) and (ii).

Response: We will expand the disclosures concerning impaired loans and leases in future filings to explicitly disclose by class of financing receivable the amount of impaired loans and leases for which there is a related allowance for loan and lease losses and the amount of impaired loans and leases for which there is no related allowance for loan and lease losses. Specifically, the Company plans to modify the table presented at the top of page 15 to its June 30, 2011 Form 10-Q and present two separate tables, including one table for impaired loans and leases with an allowance for loan and lease losses and a second table for impaired loans and leases without an allowance for loan and lease losses.

6.	Please revise future filings to explicitly disclose the date or range of dates for which your credit quality indicators were updated. Refer to ASC 310-10-50-29(c).

Response: We will expand the disclosures concerning credit quality in our future filings to explicitly disclose the date or range of dates for which our credit quality indicators are updated. Specifically, we expect this expanded disclosure will include substantially the following:

“The Company’s credit quality indicators consist of an internal grading system analysis used to assign grades to all loans and leases except residential 1-4 family loans, consumer loans and acquired covered loans. The grade for each individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases monthly for all past due loans and leases as a part of past due meetings held by senior management, quarterly for all nonaccrual and special reserve loans and leases, and annually as part of the Company’s internal loan review process. In addition, individual loan grades are reviewed in connection with all renewals, extensions and modifications.”

Mr. Michael Volley

September 30, 2011

7.	Please revise future filings to disclose the amount of interest income recognized on impaired loans for each period for which results of operations are presented including the amount recognized on a cash basis. Refer to ASC 310-10-50-15(c)(2) and (3).

Response: We have reported the amount of interest income recognized on a cash basis for nonaccrual loans and leases, which includes all impaired loans and leases, for each annual period presented in Form 10-K. However, there has been no separate disclosure of such interest income recognized for impaired loans and leases. For 2010, the amount of interest income recognized on nonaccrual loans and leases, which includes all impaired loans and leases, was $133,607. The amount of such interest recognized on impaired loans and leases for 2010 was $29,372. Because this amount was not material for 2010, and because the amount of such interest income, which totaled $4,508 for the first quarter of 2011 and $27,835 for the second quarter of 2011, was not material, we did not disclose the amount of such interest income recognized on a cash basis. In light of the Staff’s comment, we will separately disclose, in future filings, the amount of such cash basis interest income recognized on impaired loans and leases.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 26

8.	Due to the significance of net interest margin on your results of operations, please revise future interim filings to include a rate/volume analysis similar to the analysis on page 14 of your December 31, 2010 Form 10-K. Refer to Item 303(b) of Regulations S-K.

Response: We agree that net interest income and net interest margin are significant to our results of operations and believe our discussion of net interest income and net interest margin adequately addresses the components of net interest income and net interest margin and changes therein for the periods presented. In light of the Staff’s comment, we will include an interest rate/volume analysis, similar to the analysis included in our December 31, 2010 Form 10-K, in future interim filings.

Non-Interest Income, page 29

9.	We note your discussion of the accretion of the FDIC loss share receivable and the FDIC clawback payable. Please revise future filings to refer the reader to your analysis of these items on pages 43 and 44 and to discuss the variability and/or trends in these amounts.

Response: We have included disclosures of the FDIC loss share receivable and the FDIC clawback payable, as well as the accretion of the receivable and amortization of the payable, in various sections of our previous filings. Given that we provide detailed disclosure of the activity in the FDIC loss share receivable and the FDIC clawback payable in the “Covered Assets and FDIC Clawback Payable” section of management’s discussion and analysis, we will provide a reference in the non-interest income section of

Mr. Michael Volley

September 30, 2011

our future filings to refer the reader to those discussions. Additionally, we will include further discussion of the variability and/or trends in these amounts in future filings. Specifically, we expect that our analysis of these items will be expanded to include disclosures comparable to the following (allowing for different reference dates and periods in such future filings):

“The accretion of the FDIC loss share receivable, net of amortization of the FDIC clawback payable, increased in the second quarter and first six months of 2011 compared to the same periods in 2010 primarily due to the Company having entered into seven FDIC-assisted acquisitions at June 30, 2011 compared to one FDIC-assisted acquisition at June 30, 2010, resulting in the significant increase in the balance of the FDIC loss share receivable.

“As the Company collects payments in future periods from the FDIC under the loss share agreements, the balance of the FDIC loss share receivable, absent any significant revisions of the amounts expected to be collected under the loss share agreements, will decline, resulting in a corresponding decrease in the accretion of the FDIC loss share receivable. Because any amounts due under the FDIC clawback payable are due at the conclusion of the loss share agreements, absent any significant revision of the amounts expected to be paid to the FDIC under the clawback provisions of the loss share agreements, the amortization of this liability is not expected to change significantly over the next several quarters.”

10.	We note you recorded a bargain purchase gain of $59.8 million related to your acquisition of the Park Avenue Bank which was significantly higher than any other bargain purchase gain recorded on your other acquisitions. Please tell us in detail and revise future filings to discuss the key factors that resulted in the significant bargain purchase gain recorded.

Response: We acknowledge that we recorded a significantly larger bargain purchase gain related to our acquisition of Park Avenue Bank compared to our other FDIC-assisted acquisitions. The primary factor that resulted in this larger bargain-purchase gain was the larger asset discount bid, as a percentage of both acquired assets and as a percentage of covered assets, for the Park Avenue Bank FDIC-assisted acquisition.

Mr. Michael Volley

September 30, 2011

In light of the Staff’s request, we will expand future disclosures to discuss this factor that resulted in the significant bargain purchase gain from the Park Avenue Bank acquisition, and in addition to the discussion regarding that acquisition, we will include a similar discussion for each of our 2011 acquisitions, resulting in consistent and comparable disclosure for all FDIC-assisted acquisitions made during 2011. Additionally, we believe much of the revised disclosure should be presented in footnote 3 to the Notes to the Consolidated Financial Statements. Specifically, we expect this expanded disclosure in future filings will include a revision to the existing footnote 3 to the Notes to the Consolidated Financial Statements whereby we will delete the table, the accompanying note 1 and the paragraph immediately following note 1 as they now appear on page 6 of our June 30, 2011 Form 10-Q, and replace them with the following disclosures:

“A summary of the assets acquired and liabilities assumed in the Oglethorpe acquisition, as of the acquisition date, is as follows:

	January 14, 2011
	As Recorded by Oglethorpe	Fair Value Adjustment		As Recorded by the Company
	(Dollars in thousands)
Assets acquired:
Cash and cash equivalents	$14,710	$—		$14,710
Loans not covered by loss share agreements	6,532	(3,447	) b	3,085
Loans covered by loss share agreements	155,403	(74,727	) b	80,676
FDIC loss share receivable	—	52,395	c	52,395
Foreclosed and repossessed assets covered by loss share agreements	15,169	(8,025	) d	7,144
Core deposit intangible	—	401	e	401
Other assets	1,054	(621	) f	433

Total assets acquired	192,868	(34,024)		158,844

Liabilities assumed:
Deposits	195,067	—	i	195,067
FDIC clawback payable	—	924	h	924
Other liabilities	333	100	f	433

Total liabilities assumed	195,400	1,024		196,424

Net assets acquired	(2,532)	$(35,048)		(37,580)

Asset discount bid	(38,000)

Cash received from FDIC	$40,532			40,532

Pre-tax gain				$2,952

Mr. Michael Volley

September 30, 2011

“A summary of the assets acquired and liabilities assumed in the First Choice acquisition, as of the acquisition date, is as follows:

	April 29, 2011
	As Recorded by First Choice	Fair Value Adjustment		As Recorded by the Company
	(Dollars in thousands)
Assets acquired:
Cash and cash equivalents	$38,018	$—		$38,018
Investment securities AFS	4,588	(20	) a	4,568
Loans not covered by loss share agreements	1,973	(419	) b	1,554
Loans covered by loss share agreements	246,451	(96,557	) b	149,894
FDIC loss share receivable	—	59,544	c	59,544
Foreclosed and repossessed assets covered by loss share agreements	2,773	(1,102	) d	1,671
Core deposit intangible	—	495	e	495
Other assets	931	(861	) f	70

Total assets acquired	294,734	(38,920)		255,814

Liabilities assumed:
Deposits	293,344	—	i	293,344
FHLB-Atlanta advances	4,000	—	g	4,000
FDIC clawback payable	—	930	h	930
Other liabilities	478	100	f	578

Total liabilities assumed	297,822	1,030		298,852

Net assets acquired	(3,088)	$(39,950)		(43,038)

Asset discount bid	(42,900)

Cash received from FDIC	$45,988			45,988

Pre-tax gain				$2,950

Mr. Michael Volley

September 30, 2011

“A summary of the assets acquired and liabilities assumed in the Park Avenue acquisition, as of the acquisition date, is as follows:

	April 29, 2011
	As Recorded by Park Avenue	Fair Value Adjustment		As Recorded by the Company
	(Dollars in thousands)
Assets acquired:
Cash and cash equivalents	$66,825	$—		$66,825
Investment securities AFS	132,737	(947	) a	131,790
Loans not covered by loss share agreements	23,664	(5,968	) b	17,696
Loans covered by loss share agreements	408,069	(145,152	) b	262,917
FDIC loss share receivable	—	113,683	c	113,683
Foreclosed and repossessed assets covered by loss share agreements	91,442	(59,812	) d	31,630
Core deposit intangible	—	5,063	e	5,063
Other assets	5,012	(2,035	) f	2,977

Total assets acquired	727,749	(95,168)		632,581

Liabilities assumed:
Deposits	626,321	—	i	626,321
FHLB-Atlanta advances	84,260	4,559	g	88,819
FDIC clawback payable	—	14,868	h	14,868
Other liabilities	1,588	500	f	2,088

Total liabilities assumed	712,169	19,927		732,096

Net assets acquired	15,580	$(115,095)		(99,515)

Asset discount bid	(174,900)

Cash received from FDIC	$159,320			159,320

Pre-tax gain				$59,805

Explanation of fair value adjustments

a-	Adjustment reflects the fair value adjustment based on the Company’s independent third parties’ pricing of investment securities AFS.
b-	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired loan portfolio.
c-	Adjustment reflects the estimated fair value of payments the Company expects to receive from the FDIC under the loss share agreements.
d-	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired foreclosed and repossessed assets covered by loss share agreements.
e-	Adjustment reflects the estimated fair value of the core deposit intangible.
f-	Adjustment reflects the amount needed to adjust the carrying value of other assets and other liabilities to estimated fair value.
g-	Adjustment reflects the amount of the prepayment penalty, if any, assessed on early payoff of FHLB-Atlanta advances.

Mr. Michael Volley

September 30, 2011

h-	Adjustment reflects the estimated fair value of payments the Company expects to make to the FDIC under the clawback provisions of the loss share agreements at the conclusion of the term of the loss share agreements.
i-	Because the Company reset deposit rates for these assumed deposits, as provided for under the purchase and assumption agreements, to reflect an appropriate market rate of interest, there was no fair value adjustment for such assumed deposits.

“The Company’s results of operations included the operating results of the acquired assets and assumed liabilities from the respective dates of acquisition through the end of the reporting period. Due to the significant fair value adjustments and the nature of the loss sharing agreements with the FDIC, the Company believes pro forma information that would include pre-acquisition historical results of the acquired assets and assumed liabilities is not relevant. Accordingly, no pro forma information is included in these consolidated financial statements.”

Additionally, we expect to revise future filings by expanding our discussion of “Purchase Accounting and Purchase Accounting Adjustments” presented in footnote 3 to the Notes to the Consolidated Financial Statements. Specifically, we expect to delete the first four paragraphs under the caption “Purchase Accounting and Purchase Accounting Adjustments,” as shown on page 7 of our June 30, 2011 Form 10-Q and replace it with the following:

“Purchased loans acquired in a business combination, including covered loans, are accounted for in accordance with ASC 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality,” and pursuant to the AICPA’s December 18, 2009 letter in which the AICPA summarized the SEC Staff’s view regarding the accounting in subsequent periods for discount accretion associated with non-credit impaired loans acquired in a business combination or asset purchase. Considering, among other factors, the general lack of adequate underwriting, proper documentation, appropriate loan structure and insufficient equity contributions for a large number of these acquired loans, and the uncertainty of the borrowers’ and/or guarantors’ ability or willingness to make contractually required (or any) principal and interest payments, management has determined that a significant portion of the purchased loans acquired in FDIC-assisted acquisitions have evidence of credit deterioration since origination. Accordingly, management has elected to apply the provisions of ASC 310-30 (formerly, SOP 03-3), as provided by the AICPA’s December 18, 2009 letter, to all purchased loans acquired in its FDIC-assisted acquisitions.

“At the time such purchased loans are acquired, management individually evaluates substantially all loans acquired in the transaction. This evaluation allows management to determine the estimated fair value of the purchased loans (not considering any FDIC loss sharing agreements) and includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated

Mr. Michael Volley

September 30, 2011

fair value of purchased loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received. To the extent that any purchased loan acquired in a FDIC-assisted acquisition is not specifically reviewed, management applies a loss estimate to that loan based on the average expected loss rates for the purchased loans that were individually reviewed in that purchased loan portfolio.

“As provided for under generally accepted accounting principles, management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities. Once management has finalized the fair value of acquired assets and assumed liabilities within this 12 month period, management considers such values to be its initial day 1 fair values (“Day 1 Fair Values”).

“In determining the Day 1 Fair Values of purchased loans, management calculates a non-accretable difference (the credit component of the purchased loans) and an accretable difference (the yield component of the purchased loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management’s determination of the Day 1 Fair Values. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

“The accretable difference on purchased loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of the expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% depending on the risk characteristics of each individual loan. The weighted average period during which management expects to receive the estimated cash flows for its covered loan portfolio (not considering any payment under the FDIC loss share agreements) is 2.4 years.

“Management separately monitors the purchased loan portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in recording their Day 1 Fair Values. A loan is reviewed (i) any time it is renewed or extended, (ii) at any other time additional information becomes available to the Company that provides material additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows of each acquired portfolio. Management separately reviews, on an annual basis, the performance of a substantial portion of each acquired loan portfolio to make determinations of the

Mr. Michael Volley

September 30, 2011

constituent loans’ performance and to consider whether there has been any deterioration of performance since management’s initial expectations established in conjunction with the determination of the Day 1 Fair Values. To the extent that a loan is performing in accordance with management’s performance expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is not included in any of the credit quality ratios nor is it considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan will be included in the Company’s credit quality metrics and in the determination of the required level of allowance for loan and lease losses. To the extent that deterioration in the credit quality of the loan would result in some portion or all of such loan being included in the calculation of the allowance for loan and lease losses, there would be an increase of the FDIC loss share receivable balance for the portion of such additional loss expected to be collected from the FDIC. Currently, the expected losses on covered assets for each of the Company’s loss share agreements would result in expected recovery of approximately 80% of incurred losses. Any increase in the expected performance of a purchased loan would result in (i) a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income and (ii) a decrease in the FDIC loss share receivable balance for the applicable percentage of the portion of such loss no longer expected to be incurred by the Company.

“Foreclosed assets covered by FDIC loss share agreements, or covered ORE, are recorded at Day 1 Fair Values. In estimating the fair value of covered ORE, management considers a number of factors including, among others, appraised value, estimated holding periods, net present value of cash flows expected to be received, and estimated selling costs. Discount rates ranging from 8.0% to 9.5% were used to determine the net present value of covered ORE.

“In connection with the Company’s FDIC-assisted acquisitions, the Company has recorded an FDIC loss share receivable to reflect the indemnification provided by the FDIC. Since the indemnified items are covered loans and covered ORE, which are measured at Day 1 Fair Values, the FDIC loss share receivable is also measured and recorded at Day 1 Fair Values, and is calculated by discounting the cash flows expected to be received from the FDIC. A discount rate of 5.0% was used to determine the net present value of the FDIC loss share receivable. These cash flows are estimated by multiplying estimated losses by the reimbursement rates as set forth in the loss share agreements. The balance of the FDIC loss share receivable is adjusted periodically to reflect changes in expectations of discounted cash flows, expense reimbursements under the loss share agreements and other factors.

Mr. Michael Volley

September 30, 2011

“Pursuant to the clawback provisions of the loss share agreements for the Company’s FDIC-assisted acquisitions, the Company may be required to reimburse the FDIC should actual losses be less than certain thresholds established in each loss share agreement. The amount of the clawback provision for each acquisition is measured and recorded at Day 1 Fair Values. It is calculated as the difference between management’s estimated losses on covered loans and covered ORE and the loss threshold contained in each loss share agreement, multiplied by the applicable clawback provisions contained in each loss share agreement. This clawback amount, which is payable to the FDIC upon termination of the applicable loss share agreement, is then discounted back to net present value using a discount rate of 5.0%. To the extent that actual losses on covered loans and covered ORE are less than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will increase. To the extent that actual losses on covered loans and covered ORE are more than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will decrease.

“The Day 1 Fair Values of investment securities acquired in business combinations are generally based on quoted market prices, broker quotes, comprehensive interest rate tables or pricing matrices, or a combination thereof. The Day 1 Fair Values of assumed liabilities in business combinations on their date of purchase is generally the amount payable by the Company necessary to completely satisfy the assumed obligations.”

Finally, we expect to revise future filings whereby we will add the following sentence to the end of the first paragraph currently appearing on page 30 of the June 30, 2011 Form 10-Q that discloses that amount of bargain purchase gain for each of our FDIC-assisted acquisitions:

“An analysis of the assets acquired and liabilities assumed and a detailed discussion of the Day 1 Fair Values adjustments, as well as the key factors and methodologies utilized to determine estimated Day 1 Fair Values of assets acquired and liabilities assumed and the resulting bargain purchase gain for each of the Company’s FDIC-assisted acquisitions is included in footnote 3 to the Notes to the Consolidated Financial Statements.”

Mr. Michael Volley

September 30, 2011

Accretable Difference on Covered Loans, page 40

11.	We note you disclose adjustments to accretable difference from loans paid off early, loans transferred to OREO and the revision of estimated cash flows in one line item on a net basis. To the extent that the impact from any individual type of adjustment is significant, please revise future filings to disclose the adjustments on a gross basis. We believe the amount of nonaccretable difference transferred to accretable yield can be an important metric for investors.

Response: In light of the Staff’s comment and to the extent that the individual components are significant, we will provide additional disclosure in future filings of the components previously reported as “Other activity, net”, including any amounts of nonaccretable difference transferred to accretable yield.

Nonperforming Assets, page 45

12.	You disclose in note 2 to the nonperforming assets table on page 45 that you generally write down foreclosed assets held for sale and repossessions to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. Please tell us the facts and circumstances related to when you do not write down foreclosed assets to estimated market value and clarify your disclosure in future filings.

Response: In all cases foreclosed assets held for sale and repossessions are written down to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. Accordingly, we will revise the disclosure in future filings such that note 2 to the nonperforming asset table is consistent with our accounting policy language included in the December 31, 2010 Form 10-K regarding such assets. Specifically, we expect note 2 to the nonperforming asset table to read as follows in future filings:

“Repossessed personal properties and real estate acquired through or in lieu of foreclosure, excluding covered ORE, are initially recorded at the lesser of current principal investment or estimated market value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted through non-interest expense to the then estimated market value net of estimated selling costs, if lower, until disposition.”

13.	Please revise your MD&A in future filings to disclose how often you obtain updated appraisals for impaired loans and describe in detail any adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

Response: We will expand the disclosure in future filings to state how often updated appraisals are obtained for impaired loans and leases and to describe in detail any adjustments made to the appraised values, and the facts and circumstances related to such adjustments. Specifically, we expect future disclosures related to obtaining updated appraisals for impaired loans and leases to read substantially as follows:

“If an adequate determination of collateral value has not been performed, once a loan or lease is considered impaired, management seeks to establish a realistic value for the collateral. This assessment may include (i) obtaining an updated appraisal, (ii) obtaining one or more broker price opinions or comprehensive market analyses, (iii) internal evaluations or (iv) other methods appropriate considering the size and

Mr. Michael Volley

September 30, 2011

complexity of the loan and the underlying collateral. On an ongoing basis, typically at least quarterly, the Company evaluates the underlying collateral on all impaired loans and leases and, if needed, due to changes in market or property conditions, the underlying collateral is reassessed and the estimated fair value is revised. The determination of collateral value includes any necessary adjustments related to estimated holding period and estimated selling costs.”

Allowance and Provision for Loan and Lease Losses, page 47

14.	Please tell us in detail and revise your future filings to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses.

Response: Management of the Company monitors the allowance for loan and lease losses as a whole in relation to various facts and circumstances, described below, and loan portfolio conditions experienced for a given period. We maintain the allowance for loan and lease losses at a level management believes is appropriate to absorb estimated losses in the loan and lease portfolio.

For each quarterly reporting period, we review numerous facts and circumstances, credit quality indicators, and a number of trends and other information in determining the appropriate amount of our allowance for loan and lease losses and the amount of provision recorded during the period. The various information and data reviewed includes both objective and subjective criteria. The objective criteria we utilize to assess the adequacy of our allowance for loan and lease losses and required additions to such allowance consists primarily of an internal grading system, historical loss rates and specific allowances. In addition to these objective criteria, we subjectively assess the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature, mix and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect borrowers’ or lessees’ ability to pay, the value of collateral securing the loans and leases, and other relevant factors. The sum of the allowance amounts derived from this methodology, combined with a reasonable unallocated allowance determined by management that reflects inherent but undetected losses in the portfolio and imprecision in the allowance methodology, is utilized as the primary indicator of the appropriate estimate of the allowance for loan and lease losses.

At June 30, 2011 management’s calculation of the sum of allowance amounts derived from its objective calculation based on our internal grading system and specific allowances resulted in a calculated amount of allowance for loan and lease losses that

Mr. Michael Volley

September 30, 2011

was less than such calculated amount at December 31, 2010, primarily due to a reduction of specific allocations for impaired loans and leases at June 30, 2011 compared to December 31, 2010. This decrease in the objective calculated amount of the required allowance for loan and lease losses supported a reduction in the overall amount of the allowance in both volume and as a percentage of non-covered loans and leases. Additionally, our net charge-offs and net charge-off ratio for the second quarter of 2011 had decreased compared to the amount of net charge-offs and net charge off ratio in three of the four quarters of 2010 in further support of a reduction of our allowance. However, our net charge-offs and net charge-off ratio for the second quarter of 2011 had increased compared to the first quarter of 2011. Additionally, in reviewing certain credit quality indicators at June 30, 2011, specifically our past due loan ratio and our ratio of nonperforming loans and leases to total loans and leases, we noted such ratios had increased by 45 basis points and 34 basis points, respectively, at June 30, 2011 compared to December 31, 2010. These facts were considered as part of management’s subjective assessment and implied increasing our allowance both in volume and as a percentage of non-covered loans and leases. Given this information, we concluded that despite the fact that the objectively calculated amount of the allowance for loan and lease losses suggested decreasing the balance, other factors contradicted such evidence, resulting in management’s conclusion that the overall level of allowance as a percentage of non-covered loans and leases at June 30, 2011 should remain consistent to such ratios at both December 31, 2010 and March 31, 2011. Accordingly, we recorded the level of provision during the second quarter of 2011 necessary to provide for the amount of net charge-offs of non-covered loans and leases during the period, adjusting for the decrease in the volume of outstanding non-covered loans and leases from March 31, 2011 to June 30, 2011.

Beginning with the quarter ended September 30, 2011 Form 10-Q, we will provide more comprehensive disclosures, similar to our above response to this comment and consistent with our response to comment number 15 below, that bridges the gap between changes in the credit quality of our loan portfolio, the amount of our provision for loan and lease losses recorded during the period and the amount of our allowance for loan and lease losses at period end.

15.	We note you had an unallocated allowance for loan losses of $8.2 million at June 30, 2011 which represented 21% of your total allowance for loan losses. Please revise future filings to present additional granularity regarding the variability of this amount, the key drivers considered and how those key drivers impacted the amount recorded. Also discuss any trends or changes from prior periods related to this amount.

Response: As discussed in our response to comment number 14, management concluded that it was appropriate to maintain a level of allowance for loan and lease losses as a percentage of total non-covered loans and leases consistent with this ratio at December 31, 2010 and at March 31, 2011. However, because our objective calculated amount of the required allowance for loans and leases had decreased at June 30, 2011 compared to

Mr. Michael Volley

September 30, 2011

such amount at December 31, 2010, management concluded based upon our subjective assessment that certain environmental conditions, as mentioned above and none of which can be quantitatively determined, supported an increase in the unallocated portion of our allowance for loan and lease losses. As previously reported in our December 31, 2010 Form 10-K, we discuss the portion of the allowance that is not derived by the allowance allocation percentages which is necessary to compensate for the uncertainty and complexity in estimating loan and lease losses, including factors and conditions that may not be fully reflected in the determination and application of the allowance allocation percentages. The factors and conditions evaluated in determining the unallocated portion of the allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) seasoning of the loan and lease portfolio, (5) specific industry conditions affecting portfolio segments, (6) recent loss experience in particular segments of the portfolio, (7) concentrations of credit to single borrowers or related borrowers or to specific industries, or in specific collateral types in the loan and lease portfolio, including concentrations of credit in commercial real estate loans, (8) the Company’s expansion into new markets, (9) the offering of new loan and lease products, (10) expectations regarding the current business cycle, (11) bank regulatory examination results and (12) findings of the internal loan review department.

The key factors management considered that supported an increase in the unallocated amount of the allowance for loan and lease losses primarily consisted of factor #1 – general economic and business conditions affecting key lending areas, factor #3 – trends that could affect collateral values, factor #5 – specific industry conditions affecting portfolio segments, factor #7 – concentrations of credit to single borrowers or related borrowers or to specific industries, or in specific collateral types in the loan and lease portfolio, including concentrations of credit in commercial real estate loans and factor #10 – expectations regarding the current business cycle. Specifically, we concluded that economic data available at December 31, 2010 supported a notion of some level of economic recovery. However, much economic data available at June 30, 2011 suggested that we might not be experiencing any real economic recovery and possibly trending towards a “double dip” recession, the results of which would likely have a negative impact on lending. Additionally, as we discussed in response to comment number 14, certain of our credit quality trends at June 30, 2011 suggested that improvement in economic and credit quality conditions might not be as likely to occur as had previously been contemplated at December 31, 2010. Our loan and lease portfolio has historically been and continues to be heavily concentrated in real estate. Real estate values have declined significantly in many markets, including certain of our markets, in recent years and have shown little indication of any significant recovery in the near term. These factors led management to conclude that the unallocated allowance at June 30, 2011 should increase compared to the unallocated allowance at December 31, 2010 to account for these qualitative factors that affect the allowance for loan and lease losses.

Mr. Michael Volley

September 30, 2011

In our future filings, we will expand our discussion and disclosures regarding the level of the unallocated allowance to specifically discuss the key factors and any trends or changes from prior periods consistent with our response to this comment.

Finally, as requested in the Staff’s comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding the Form 10-K, the Form 10-Q or this letter to the undersigned at (501) 978-2378 or gmckinney@bankozarks.com.

Sincerely,

/s/ Greg L. McKinney
Chief Financial Officer and Chief Accounting Officer
Bank of the Ozarks, Inc.

cc:	Amit Pande
Accounting Branch Chief
Securities and Exchange Commission

George G. Gleason II
Bank of the Ozarks, Inc.

H. Watt Gregory, III
Kutak Rock LLP

Sal Inserra
Crowe Horwath LLP